





UNITEDSTATES
SECURITIESANDEXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68080

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HGP SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2001 Kirby Drive, Suite 814
(No. and Street)

Houston	TX	77019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris McCord 713-955-7935
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RUBIO CPA, PC
(Name – *if individual, state last, first, middle name*)

900 CIRCLE 75 PRKWY, SUITE 1100	ATLANTA	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Christopher McCord _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
HGP SECURITIES, LLC _____, as

of December 31 _____, 20 17 ___, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



Signature

CEO
_____
Title



Notary Public



TRAM HUYEN PHAM
Notary Public
STATE OF TEXAS
My Comm. Exp. Nov. 20, 2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HGP SECURITIES, LLC
(A Limited Liability Company)

Financial Statements
For the Year End December 31, 2017

HGP SECURITIES, LLC
(A Limited Liability Company)

Contents

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
HGP Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of HGP Securities, LLC (the "Company") as of December 31, 2017, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as the company's auditor since 2017.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying

schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 14, 2018
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

HGP SECURITIES, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash	$ 1,954,426
Accounts receivable	56,649
Property and equiment, net of accumulated depreciation of $12,369	23,532
Prepaid expenses	33,172
Other	7,587
TOTAL ASSETS	2,075,366

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$ 3,951
Due to Member	7,613
Accrued expenses	9,138
Deferred revenue	2,000
TOTAL LIABILITIES	22,702
MEMBER'S EQUITY	2,052,664
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 2,075,366

See accompanying notes.

HGP SECURITIES, LLC
(A Limited Liability Company)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUES:

Investment banking	$ 2,600,588
Interest	3,877
Other revenue	36,122
TOTAL REVENUES	2,640,587

OPERATING EXPENSES:

Compensation and benefits	567,537
Occupancy and equipment	79,300
Communications	54,097
Professional services	33,925
Advertising and marketing	21,773
Licenses and registration	11,596
Other	74,505
TOTAL OPERATING EXPENSES	842,733
NET INCOME	$ 1,797,854

See accompanying notes.

HGP SECURITIES, LLC
(A Limited Liability Company)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

MEMBER'S EQUITY - BEGINNING OF YEAR, as previously reported	$ 100,784
Adjustment to record accounts receivable at beginning of year	154,026
Net income	1,797,854
MEMBER'S EQUITY - END OF YEAR	$ 2,052,664

See accompanying notes.

4

HGP SECURITIES, LLC
(A Limited Liability Company)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH PROVIDED BY OPERATING ACTIVITIES:	
Net income	$ 1,797,854
Items which do not affect cash:	
Depreciation	3,990
Adjustment to record accounts receivable at beginning of year	154,026
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in	
Accounts receivable	(56,649)
Deposits	8,780
Prepaid expenses	8,386
Other	(7,587)
Accounts payable	(14,045)
Accrued expenses	6,340
Deferred revenue	2,000
Due to Member	7,613
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,910,708
CASH USED BY INVESTING ACTIVITIES:	
Purchase of property and equipment	(24,855)
NET CASH USED BY INVESTING ACTIVITIES	(24,855)
NET INCREASE IN CASH	1,885,853
CASH - BEGINNING OF YEAR	68,573
CASH - END OF YEAR	$ 1,954,426

<u>NOTE 1 – DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

<u>Description of Operations</u>

HGP Securities, LLC (the Company) was formed on April 9, 2008 and has been a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA) since September 22, 2009. The Company provides capital raising services and merger and acquisition advisory services to companies in the health-care industry. Hawkeye Bay Capital, LLC is the sole owner of HGP Securities, LLC.

<u>Summary of Significant Accounting Policies</u>

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition – The Company recognizes revenues from capital raising services and merger and acquisition advisory services when the earnings process is substantially complete in accordance with the contract for the services provided.

Cash- Cash consists of cash on deposit at a major financial institution. From time to time the account balances may be in excess of amounts insured by the Federal Deposit Insurance Corporation. Management does not believe the Company is exposed to any significant credit risk.

Accounts receivable – Accounts receivable consist primarily of trade receivables for capital raising services. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review of accounts receivable, no allowance for doubtful accounts is considered necessary.

Deferred Revenues – Deferred revenues arising from the receipt of retainers are recognized as revenues when considered earned.

New Accounting Pronouncements –

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. The Company will adopt ASU 2014-09 effective January 1, 2018. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In doing so, companies will need to use more judgment and make more estimates than under current guidance. The Company is currently evaluating the impact that the adoption of the new accounting guidance may have on its financial statements.

NOTE 1 – DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

New Accounting Pronouncements – continued

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

Property and Equipment – Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

NOTE 2-RELATED PARTY TRANSACTIONS

The Company does not have any receivables or payables from/to related party as of December 31,2017.

A Separation and Redemption Agreement executed in 2016 calls for the former owner, Healthcare Growth Partners, Inc. to receive as consideration for the redemption an amount equal to the product of any success fees (but not retainers) actually collected, by the Company (net of any unreimbursed costs in connection with such project) on account of projects pertaining to certain clients. The amount paid pursuant to the agreement during 2017 was approximately $151,000 and is included in compensation and benefits in the statement of operations.

See Note 6 for a description of a sublease agreement in place with a related party.

NOTE 3-NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $1,931,724 which was $1,926,724 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .01 to 1.0 as of December 31, 2017.

NOTE 4-CUSTOMER CONCENTRATIONS

During 2017, the Company had five customers that accounted for approximately 86% of total revenues.

NOTE 5 -INCOME TAXES

As a limited liability corporation, the tax consequences of the Company's operations all pass through to the sole member. Accordingly, the Company's financial statements do not include a provision for income taxes. Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740 Accounting for Income Taxes, requires management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the taxing jurisdictions. Management has analyzed the tax positions taken by the Company and has concluded that, as of December 31, 2017, there were no uncertain tax positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the Company's financial statements. The Company has recognized no interest or penalties related to uncertain tax positions. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 6 –LEASE COMMITMENTS

During 2017, the Company signed a lease for its Houston office that commenced February 1st of 2017. The following is a summary of required future minimum lease payments:

Year	Required minimun lease payments
2018	44,868
2019	45,687
2020	7,649
Total	$ 98,204

The Company received rental income during 2017 from one related entity in the amount of approximately $14,350 and from one unrelated entity in the amount of $11,000 that have been included in other revenue. Sublease income is to be received in future periods from the related entity at 30% of the above required minimum lease payments.

NOTE 7 – SUBSEQUENT EVENTS

Subsequent events were evaluated through the date the financial statements were issued.

SCHEDULE I
COMPUTATION OF NET CAPITAL
(Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934)

DECEMBER 31, 2017

NET CAPITAL:

Total Member's equity	$ 2,052,664
Deductions:	
Non-allowable assets:	
Accounts receivable	56,649
Prepaid expenses	33,172
Property and equipment, net	23,532
Other	7,587
Total deductions	120,940
NET CAPITAL	1,931,724
MINIMUM NET CAPITAL REQUIREMENT	5,000
EXCESS NET CAPITAL	$ 1,926,724
AGGREGATE INDEBTEDNESS	
Total liabilities	$ 22,702
Percentage of aggregate indebtedness to net capital	1.18%

Reconciliation of Computation of Net Capital to Company's
Unaudited Form X-17a-5 Part IIA filing

Pursuant to Rule 17a-5(d)(4), no material differences were noted from the Company's computation; therefore, a reconciliation is not considered necessary.

HGP SECURITIES, LLC
(A Limited Liability Company)

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.



HEALTHCARE
GROWTH
PARTNERS

HGP Securities, LLC
2001 Kirby Drive, Suite 814
Houston, TX 77019

February 6, 2018

Rubio CPA, PC
900 Circle 75 Parkway, Suite 1100
Atlanta, GA 30339

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

HGP Securities, LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2017.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: _____

Name: Christopher McCord

Title: CEO

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
HGP Securities, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) HGP Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which HGP Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) HGP Securities, LLC stated that HGP Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. HGP Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about HGP Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 14, 2018
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC